Exhibit 99-1
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 [GRAPHIC OMITTED]        KOOR INDUSTRIES TO RECORD GAIN FOLLOWING COMPLETION OF
Koor Industries Ltd.      VERAZ NETWORKS IPO

Tel Aviv, Israel - April 5 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company announced today that ECI Telecom ("ECI"), a company in which Koor currently holds approximately 28%, has issued the following announcement relating to the completion of the Initial Public Offering of its subsidiary, Veraz Networks Inc., on NASDAQ.

"ECI Telecom Ltd. (NASDAQ: ECIL), a global provider of networking infrastructure equipment, announced today that Veraz Networks, a company in which ECI holds approximately 40%, priced its initial public offering on NASDAQ at $8 per share (before underwriting discounts). Veraz will raise gross proceeds of $54 million (before underwriting discounts and expenses), selling 6,750,000 shares. In addition, ECI will sell 2,250,000 shares at the public offering price. The underwriters have been granted a 30-day option to purchase up to an additional 1,012,500 shares of common stock by Veraz and up to an additional 337,500 shares by ECI at the initial public offering price to cover over-allotments, if any. Veraz will trade on the NASDAQ Global Market under the symbol "VRAZ".

ECI now expects to record gains under U.S. generally accepted accounting principles of $35 to 48 million in connection with Veraz's initial public offering. The final amounts will be determined based on the possible exercise of the over-allotment option by the underwriters, as well as finalization of certain tax estimates. The gains will be recorded over the first, second and third quarters of 2007. Following the offering, ECI will own 27.5% (23% on a fully diluted basis) of the common stock of Veraz, assuming no exercise by the underwriters of their over-allotment option.

The offering was made through an underwriting syndicate let by Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. who acted as joint book-running managers. Jefferies & Company and Raymond James & Associates, Inc. acted as co-managers for the offering. Copies of the final prospectus relating to the offering may be obtained by contacting Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010; Tel: 1-800-221-1037 or Lehman Brothers, Inc., c/o ADP Financial Services, Prospectus Fulfillment, 1155 Long Island Avenue Edgewood, NY 11717; fax 1-631-254-7268."

Koor's share in ECI's gains, under Israeli generally accepted accounting principles, in respect of this IPO is expected to be in the range of approximately $10 to $13 million and will be recorded over the first, second and third quarters of 2007.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                                        IR CONTACTS
Oren Hillinger, Finance Director                       Ehud Helft/Kenny Green
Koor Industries Ltd.                                   GK Investor Relations
Tel: 972 3 607-5111                                    Tel: 1 866 704-6710
Fax: 972 3 607-5110                                    Fax: 972 3 607-4711
Oren.Hillinger@koor.com                                info@gkir.com
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Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.